Cobham plc, Brook Road, Wimborne
Dorset, England BH21 2BJ
Tel: +44 (0)1202 882020 • Fax: +44 (0)1202 840523
www.cobham.com

06011442

Our ref: L/COB/88.2/19650

1st March 2006

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
100 F Street NE
Washington
DC 20549
USA

PROCESSED
MAR 09 2006
THOMSON
FINANCIAL

Dear Sirs

SUPPL

Securities Exchange Act 1934 Rule 12g3-2(b)
Issuer: Cobham plc
File no: 8234923

We enclose the following copy documents as required pursuant to the above-referenced rule:

1. General Purposes Committee resolution allotting securities dated 23 February 2006.
2. Notice of allotment of shares or securities on Form 88(2) dated 24 February 2006.

If you have any questions or comments, please contact me at +44 (0)1202 857552.

Yours faithfully
for Cobham plc

J M Pope
Company Secretary/Solicitor

PROCESSED
MAR 09 2006
THOMSON
FINANCIAL

SEC MAIL RECEIVED PROCESSING
MAR 0 6 2006
WASH. D.C. 192 SECTION

COBHAM PLC

Minutes of a meeting of the General Purposes Committee
held at Cobham plc,
Brook Road, Wimborne, Dorset BH21 2BJ
On 23rd February 2006

Present:	W G Tucker	-	Chairman
	A J Hannam		[by telephone]
In attendance:	J M Pope	-	Company Secretary

1. **The Cobham Savings Related Share Option Scheme ("the Scheme")**

1.1 It was reported that the participants listed on the share-save closure schedules dated (1) 21st and (2) 22nd February 2006 have given notice to the company (each such notice being accompanied by the appropriate subscription price (1) £42,086.04 and (2) 1902.41 in compliance with the Scheme rules exercising their options in accordance with the particulars set out in the said schedule.

1.2 It was resolved that a total of 56,490 new ordinary shares of 2.5p nominal value each be allotted to the said participants in accordance with the particulars set out in the closure schedule dated 23rd February 2006 and that such shares to rank pari passu with the existing ordinary shares of 2.5p each:

1.3 It was further resolved that the secretary be instructed:

1.3.1 to direct the registrars to prepare as soon as possible definitive share certificates in respect of the shares allotted as aforesaid; and

1.3.2 to prepare and file form 88(2) and to notify the Stock Exchange of the issue of the shares.

1.3.3 to retain a record of closure details relating to this transaction.

2. There being no further business the meeting closed.

....
Chairman

Closure report dated 21st February 2006

Originator: Yorkshire Building Society

Schedule 1 to General Purposes Committee Minute dated 23rd February 2006

Account Number	Grant Date	Term	Option Price	Share Premium	Title	Surname	Initials	NI NO	Exercised Shares	Cost	Address1	Address2	Address3	Address4	Postcode	Forenames	Location
004830148763	141102	3	0.769	0.744	MR	ARCHER	CJ	NR301428A	3190	2453.11	2 ARCHWAY ROAD	POOLE			BH14 9AZ	CHRISTOPHER	FRH
004829486363	141102	3	0.769	0.744	MR	BRAMLEY	SP	JC245771D	1320	1015.08	54 RING FENCE	SHEPSHED	LEICESTER		LE12 9HY	SIMON PAUL	CCL
004830685363	141102	3	0.769	0.744	MR	BROWN	BD	WE849087A	1860	1430.34	DRUMCALDIE COTTAGE	MILTON ROAD	WINDYGATES	FIFE	KY8 5RY	BARRIE DAVID	FRALMD
004829713763	141102	3	0.769	0.744	MR	COOPER	AP	NH903824C	1170	899.73	80 DOUGLAS DRIVE	STEVENAGE			SG1 5PH	ANDREW PIERS	CELRAD
004829714563	141102	3	0.769	0.744	MR	DENNISS	PA	NX941869D	3190	2453.11	27 ST. KATHERINES CLOSE	ICKLEFORD	HITCHIN		SG5 3XS	PAUL	CELRAD
004829715363	141102	3	0.769	0.744	MR	DIXON	WC	WL399247C	680	522.92	2 LINNET CLOSE	SANDY			SG19 2UH	WILLIAM CHARLES	CELRAD
004829307763	141102	3	0.769	0.744	MR	EVERNDEN	KR	WA393689D	1620	1245.78	15 MIDANBURY LANE	SOUTHAMPTON			SO18 4HQ	KEITH RICHARD	FRHIT
004830505963	141102	3	0.769	0.744	MR	FORSTER	R	ZX185424C	1620	1245.78	21 NORTH ROAD	POOLE			BH14 0LT	RAYMOND	FRA
001226651061	061100	5	0.836	0.811	MR	FROST	IE	YH684987B	12110	10123.96	17 FORFAR CLOSE	DARLINGTON			DL1 3PR	IAN EDWIN	FRAT
004830238663	141102	3	0.769	0.744	MR	HALES	K	WE004207A	680	522.92	167 RINGWOOD ROAD	POOLE			BH12 3LH	KEITH	FRL
004830218163	141102	3	0.769	0.744	MR	HEMMING	MR	NW141234D	540	415.26	53 SCARF ROAD	CANFORD HEATH	POOLE		BH17 8QJ	MATTHEW	FRL
001226705361	061100	5	0.836	0.811	MR	HOWARD	DG	WB003266D	2420	2023.12	1 ACRE PIECE	HITCHIN			SG4 9HJ	DAVID GEORGE	CELRAD
004830426563	141102	3	0.769	0.744	MR	IRVINE	D	JB659751D	3190	2453.11	38 ABBEY MEADOW	SIBLE HEDINGHAM	HALSTEAD		CO9 3QS	DAVID	EURO
004829631963	141102	3	0.769	0.744	MR	JARVIS	PJ	ZW530867D	1030	792.07	WILBY	84 CHALKLANDS	BOURNE END		SL8 5TJ	PAUL JOHN	CEL
004829642463	141102	3	0.769	0.744	MR	LIPSCOMBE	PA	NA312615C	390	299.91	67 NORTHUMBRIA ROAD	MAIDENHEAD			SL6 3DQ	PAUL ANDREW	CEL
004830352863	141102	3	0.769	0.744	MR	NIND	MT	NA414948C	4710	3621.99	57 HAWTHORN ROAD	WHIDDON VALLEY	BARNSTAPLE		EX32 8PU	MARK TERENCE	HTE
004829471563	141102	3	0.769	0.744	MR	PATRICK	MA	WL661997D	680	522.92	26 ENSBURY AVENUE	BOURNEMOUTH			BH10 4HG	MARK ANDREW	FRL
004829654863	141102	3	0.769	0.744	MR	PAUL	WL	JE840050C	2900	2230.10	3 LAKESIDE	WYCOMBE ABBEY	ABBEY WAY	HIGH WYCOMBE	HP11 1PD	WESLEY LEONARD	CEL
004830082063	141102	3	0.769	0.744	MR	QUIGLEY	B	NM873665D	1030	792.07	3 MULBERRY WALK	ELM GROVE PLACE	SALISBURY		SP1 1ND	BRYCE	FRL
003889252569	301098	7	0.495	0.47	MR	RUTTER	MJ	YS712350D	1930	955.35	7 STOREY CLOSE	HELMSLEY	YORK		YO62 5DP	MICHAEL JOHN	SAL
004830312963	141102	3	0.769	0.744	MR	SYMONS	SJ	NW439318A	1030	792.07	7 SPEARFIELD CLOSE	SOUTH MOLTON			EX36 4SE	STEPHEN JOHN	HTE
004829680763	141102	3	0.769	0.744	MRS	TAYLOR	A	YT242682D	1620	1245.78	PHAETHON	THE AVENUE	BOURNE END		SL8 5QY	ANGELA	CEL
004830660863	141102	3	0.769	0.744	MR	WAKEFIELD	GM	WP060304A	1960	1507.24	WOODLANDS MANOR	21 WILLS CLOSE	CORFE MULLEN	WIMBORNE	BH21 3SR	GARY	FRA
004830211463	141102	3	0.769	0.744	MR	WARDMAN	GL	NP833925C	1960	1507.24	26 AYLEN ROAD	PORTSMOUTH			PO3 5HB	GRAHAM	FRL
004829753663	141102	3	0.769	0.744	MR	WILSON	FJ	YT315115A	1320	1015.08	1 THE CROSS	SIXPENNY HANDLEY	SALISBURY		SP5 5NX	FRANK JOHN	FRL
Closure Total									54150	42086.04							

Closure report 22nd February 2006

Originator: Yorkshire Building Society

Account Number	Grant Date	Term	Option Price	Share Premium	Title	Surname	Initials	NI NO	Exercised Shares	Cost	Address1	Address2	Address3	Address4	Postcode	Forenames	Location
001411236762	121101	5	0.84	0.815	MRS	PARSONS	SE	YK460669B	1450	1218.00	6 DALLINGTON CLOSE	FAREHAM			PO14 2RH	SUSAN E	FRHIT
004829383263	141102	5	0.769	0.744	MRS	PARSONS	SE	YK460669B	890	684.41	6 DALLINGTON CLOSE	FAREHAM			PO14 2RH	SUSAN E	FRHIT
Closure Total									2340	1902.41							
Total number of shares to be allotted:									56490								

File no. 8234923

SECRETARIAT

Please complete in typescript, or in bold black capitals
CHFP029

88(2)

Return of Allotment of Shares

Company Number	30470
Company name in full	Cobham plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	From			To		
	Day	*Month*	*Year*	*Day*	*Month*	*Year*
	23	02	2006			

Class of shares *(ordinary or preference etc)*	Ordinary 2.5p, £,		
Number allotted	56,490		
Nominal value of each share	£ 0.025		
Amount (if any) paid or due on each share *(including any share premium)*	£ 0.025		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

Companies House receipt date barcode

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX 235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: INDIVIDUALS NAMED ON ATTACHED SCHEDULE ISSUED BY THE YORKSHIRE BUILDING Address: UK Postcode	Class of shares allotted: Ordinary 2.5p, £,	Number allotted: 54,150
Name: INDIVIDUALS NAMED ON ATTACHED SCHEDULE ISSUED BY THE YORKSHIRE BUILDING Address: UK Postcode	Class of shares allotted: Ordinary 2.5p, £,	Number allotted: 2,340
Name: Address: UK Postcode	Class of shares allotted	Number allotted
Name: Address: UK Postcode	Class of shares allotted	Number allotted
Name: Address: UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] J M POPE. Date 24/2/06

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

MR JOHN POPE, COMPANY SECRETARY, COBHAM PLC, BROOK ROAD, WIMBORNE,
DORSET, BH21 2BJ

Tel 01202 882020

DX number DX exchange

Closure report dated 21st February 2006														Schedule 1 to			
Originator: Yorkshire Building Society														General Purposes Committee Minute dated 23rd February 2006			
				Share													
Account Number	Grant Date	Term	Option Price	Premium	Title	Surname	Initials	NI NO	Exercised Shares	Cost	Address1	Address2	Address3	Address4	Postcode	Forenames	Location
004830148763	141102	3	0.769	0.744	MR	ARCHER	CJ	NR301428A	3190	2453.11	2 ARCHWAY ROAD	POOLE			BH14 9AZ	CHRISTOPHER	FRH
004829486363	141102	3	0.769	0.744	MR	BRAMLEY	SP	JC245771D	1320	1015.08	54 RING FENCE	SHEPSHED	LEICESTER		LE12 9HY	SIMON PAUL	CCL
004830685363	141102	3	0.769	0.744	MR	BROWN	BD	WE849087A	1860	1430.34	DRUMCALDIE COTTAGE	MILTON ROAD	WINDYGATES	FIFE	KY8 5RY	BARRIE DAVID	FRALMD
004829713763	141102	3	0.769	0.744	MR	COOPER	AP	NH903824C	1170	899.73	80 DOUGLAS DRIVE	STEVENAGE			SG1 5PH	ANDREW PIERS	CELRAD
004829714563	141102	3	0.769	0.744	MR	DENNISS	PA	NX941869D	3190	2453.11	27 ST. KATHERINES CLOSE	ICKLEFORD	HITCHIN		SG5 3XS	PAUL	CELRAD
004829715363	141102	3	0.769	0.744	MR	DIXON	WC	WL399247C	680	522.92	2 LINNET CLOSE	SANDY			SG19 2UH	WILLIAM CHARLES	CELRAD
004829307763	141102	3	0.769	0.744	MR	EVERNDEN	KR	WA393689D	1620	1245.78	15 MIDANBURY LANE	SOUTHAMPTON			SO18 4HQ	KEITH RICHARD	FRHIT
004830505963	141102	3	0.769	0.744	MR	FORSTER	R	ZX185424C	1620	1245.78	21 NORTH ROAD	POOLE			BH14 0LT	RAYMOND	FRA
001226651061	061100	5	0.836	0.811	MR	FROST	IE	YH684987B	12110	10123.96	17 FORFAR CLOSE	DARLINGTON			DL1 3PR	IAN EDWIN	FRAT
004830238663	141102	3	0.769	0.744	MR	HALES	K	WE004207A	680	522.92	167 RINGWOOD ROAD	POOLE			BH12 3LH	KEITH	FRL
004830218163	141102	3	0.769	0.744	MR	HEMMING	MR	NW141234D	540	415.26	53 SCARF ROAD	CANFORD HEATH	POOLE		BH17 8QJ	MATTHEW	FRL
001226705361	061100	5	0.836	0.811	MR	HOWARD	DG	WB003266D	2420	2023.12	1 ACRE PIECE	HITCHIN			SG4 9HJ	DAVID GEORGE	CELRAD
004830426563	141102	3	0.769	0.744	MR	IRVINE	D	JB659751D	3190	2453.11	38 ABBEY MEADOW	SIBLE HEDINGHAM	HALSTEAD		CO9 3QS	DAVID	EURO
004829631963	141102	3	0.769	0.744	MR	JARVIS	PJ	ZW530867D	1030	792.07	WILBY	84 CHALKLANDS	BOURNE END		SL8 5TJ	PAUL JOHN	CEL
004829642463	141102	3	0.769	0.744	MR	LIPSCOMBE	PA	NA312615C	390	299.91	67 NORTHUMBRIA ROAD	MAIDENHEAD			SL6 3DQ	PAUL ANDREW	CEL
004830352863	141102	3	0.769	0.744	MR	NIND	MT	NA414948C	4710	3621.99	57 HAWTHORN ROAD	WHIDDON VALLEY	BARNSTAPLE		EX32 8PU	MARK TERENCE	HTE
004829471563	141102	3	0.769	0.744	MR	PATRICK	MA	WL661997D	680	522.92	26 ENSBURY AVENUE	BOURNEMOUTH			BH10 4HG	MARK ANDREW	FRL
004829654863	141102	3	0.769	0.744	MR	PAUL	WL	JE840050C	2900	2230.10	3 LAKESIDE	WYCOMBE ABBEY	ABBEY WAY	HIGH WYCOMBE	HP11 1PD	WESLEY LEONARD	CEL
004830082063	141102	3	0.769	0.744	MR	QUIGLEY	B	NM873665D	1030	792.07	3 MULBERRY WALK	ELM GROVE PLACE	SALISBURY		SP1 1ND	BRYCE	FRL
003889252569	301098	7	0.495	0.47	MR	RUTTER	MJ	YS712350D	1930	955.35	7 STOREY CLOSE	HELMSLEY	YORK		YO62 5DP	MICHAEL JOHN	SAL
004830312963	141102	3	0.769	0.744	MR	SYMONS	SJ	NW439318A	1030	792.07	7 SPEARFIELD CLOSE	SOUTH MOLTON			EX36 4SE	STEPHEN JOHN	HTE
004829680763	141102	3	0.769	0.744	MRS	TAYLOR	A	YT242682D	1620	1245.78	PHAETHON	THE AVENUE	BOURNE END		SL8 5QY	ANGELA	CEL
004830660863	141102	3	0.769	0.744	MR	WAKEFIELD	GM	WP060304A	1960	1507.24	WOODLANDS MANOR	21 WILLS CLOSE	CORFE MULLEN	WIMBORNE	BH21 3SR	GARY	FRA
004830211463	141102	3	0.769	0.744	MR	WARDMAN	GL	NP833925C	1960	1507.24	26 AYLEN ROAD	PORTSMOUTH			PO3 5HB	GRAHAM	FRL
004829753663	141102	3	0.769	0.744	MR	WILSON	FJ	YT315115A	1320	1015.08	1 THE CROSS	SIXPENNY HANDLEY	SALISBURY		SP5 5NX	FRANK JOHN	FRL
Closure Total									54150	42086.04							
Closure report 22nd February 2006																	
Originator: Yorkshire Building Society																	
				Share													
Account Number	Grant Date	Term	Option Price	Premium	Title	Surname	Initials	NI NO	Exercised Shares	Cost	Address1	Address2	Address3	Address4	Postcode	Forenames	Location
001411236762	121101	5	0.84	0.815	MRS	PARSONS	SE	YK460669B	1450	1218.00	6 DALLINGTON CLOSE	FAREHAM			PO14 2RH	SUSAN E	FRHIT
004829383263	141102	5	0.769	0.744	MRS	PARSONS	SE	YK460669B	890	684.41	6 DALLINGTON CLOSE	FAREHAM			PO14 2RH	SUSAN E	FRHIT
Closure Total									2340	1902.41							
Total number of shares to be allotted:									56490								